Exhibit 99.1










                      OLD GUARD GROUP, INC.


                   Pro Forma Appraisal Report


                  Joint Plan of Conversion from
                  Mutual to Stock Organization
























                          Prepared by:


                  BERWIND FINANCIAL GROUP, L.P.
                     3000 Centre Square West
                       1500 Market Street
                Philadelphia, Pennsylvania  19102
                         (215) 575-2395
                       Fax (215) 564-5402

     All facts and data set forth in this report are true and accurate to the best of the appraiser's knowledge and belief.

     Neither the fee nor payment thereof for this appraisal report is contingent upon the values reported.

     The information, estimates, and data contained in this report were obtained from sources believed to be reliable, but Berwind Financial Group, L.P. ("Berwind") assumes no responsibility for their accuracy.

     We have made a personal inspection of the business appraised. Berwind has made no investigations of, and assumes no responsibility for the titles to, or any liabilities against, the business. Berwind further assumes that there are no hidden or unexpected conditions of either the real or personal property which would affect value.

     Berwind does not have any present, prospective, direct or indirect interest in the business herein appraised. All opinions as to the appraised value of the business in total are presented as the appraiser's considered opinion based on the facts and data set forth in this report and may not be used out of the context presented herein.

     Neither all nor any part of the contents of this valuation report shall be conveyed to the public through advertising, public relations, news, sales or other media without the prior written consent and approval of Berwind.

                        TABLE OF CONTENTS

                                                            Page

1.   APPRAISAL LETTER

2.   INTRODUCTION ...........................................1-4

3.   COMPANY BACKGROUND AND DESCRIPTION ....................5-18

          General Overview ....................................5
          Products and Services ...............................5
          Customers ...........................................7
          Pricing .............................................7
          Marketing and Sales .................................8
          Competition ........................................10
          Facilities .........................................12
          Employees ..........................................13
          Management .........................................14
          Environmental and Litigation .......................15
          Regulatory .........................................17

4.   MARKET AREA AND INDUSTRY DISCUSSION ..................19-30

5.   FINANCIAL REVIEW .....................................31-41

6.   APPRAISAL DISCUSSION .................................42-58

August 19, 1996



PERSONAL & CONFIDENTIAL

Board of Directors
Old Guard Mutual Insurance Company,
Old Guard Mutual Fire Insurance Company, and
Goschenhoppen-Home Mutual Fire Insurance Company
c/o Mr. David E. Hosler, CPCU
President & Chief Executive Officer
Old Guard Insurance Group
2929 Lititz Pike
Lancaster, PA  17604

Directors:

     Berwind Financial Group, L.P. ("Berwind") has been retained by the Board of Directors to render an independent appraisal ("Appraisal") of the estimated pro forma fair market value of Old Guard Mutual Insurance Company ("OGMIC"), Old Guard Mutual Fire Insurance Company ("OGMFIC") and Goschenhoppen-Home Mutual Insurance Company ("GHMIC") (collectively, "Insurance Companies") as subsidiaries of Old Guard Group, Inc. ("OGGI" or the "Company"). We understand that the Company will offer common stock (the "Common Stock") in an amount equal to this pro forma fair market value in an offering (the "Offering") conducted in conjunction with a Joint Plan of Conversion (the "Plan"). Pursuant to the Plan, OGGI, an insurance holding company, will purchase all the authorized stock of each of the Insurance Companies, which will convert from mutual to stock form (the "Reorganization"). References to OGGI, Company, OGMIC, OGMFIC, GHMIC, and Insurance Companies herein shall include such entities in their current (mutual) forms, or their post-Reorganization form, as indicated by the context.

     Upon completion of the Reorganization, the Company will have shares of Common Stock issued and outstanding to the Company's employee stock ownership and management stock bonus plans, policyholders of the Insurance Companies, directors, officers and employees of OGGI and the Insurance Companies, and potentially members of the general public including members of the local community. Pursuant to the Reorganization, the Company is filing with the Pennsylvania Department of Insurance ("PDI") a joint application for approval of the conversion. The Reorganization shall be accomplished in accordance with the procedures set forth in the Plan adopted by the Company's Board of Directors, the requirements of applicable laws and regulations, and the policies of the PDI.

     Berwind, as part of its investment banking business, is regularly engaged in the valuation of assets, securities, and companies, in various types of asset and security transactions including the valuation of assets, securities and companies in mergers, acquisitions, capital raisings and leveraged buyouts.

     In accordance with the terms of our engagement letter dated
June 3, 1996, we submit this Appraisal which includes our opinion and summarizes the procedures used in arriving at our conclusion.

     A.   Documentation and Information Examined

          As background for analysis of the proposed transaction, we reviewed the history, current operations and future prospects of OGGI with certain members of the Company's management. Our financial analysis is based upon, but not limited to, a review of the following documents and information we examined during the course of our analysis:

          1.   Agreement and Joint Plan of Conversion dated
               May 31, 1996.

          2. Audited financial statements for the two year period ended December 31, 1995.

          3. Internally-prepared financial statements for the six months period ended June 30, 1996.

          4.   Internally prepared unaudited projected
               consolidated income statements for the years 1997-
               2001. Projections indicate earnings results under particular assumptions indicated in the projections.

          5.   Organizational charts for Old Guard Insurance
               Group.

          6. Other such items as provided by management in fulfillment of the Information Request List attached as Exhibit A.

     B.   Persons Interviewed

          During the course of our analysis, we conducted meetings and interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the assignment. These interviews and meetings included, but were not limited to: David
          E. Hosler, President, Chief Executive Officer and Chairman; Mark J. Keyser, Chief Financial Officer; Steven D. Dyer, Esquire, Secretary and General Counsel; Scott A. Orndorff, Executive Vice President; and Donald
          W. Manley, Vice President of Underwriting.

     C.   Facilities Visited

          As part of the development of information in our appraisal, we visited the Company's corporate headquarters in Lancaster, Pennsylvania.

     D.   Factors Considered

          We also reviewed, among other factors, demographics of the Company's primary market area and compared the Company's financial condition and operating performance with that of selected publicly-traded property/casualty insurers. We reviewed conditions in the securities markets in general and in the market for property/ casualty insurance company common stock in particular.

          In arriving at our appraisal, we considered the following factors, among others, which we deemed relevant:

          1. The operating history and management of the Company.

          2. The nature of the businesses operated by OGGI and their future prospects.

          3. The historical and current operating results of OGGI and the factors affecting these results.

          4. The historical and current financial condition of the Company.

          5. Projected operating results of the Company entities for the years ending 1997 through 2001 prepared by management.

          6. Price to earnings ratios, price to book value and future growth prospects of publicly-traded comparable companies.

          7. Conditions in the general economy and the industry in which the Company operates.

          8. The financial terms and conditions of the proposed transaction.

          In addition, we conducted other such financial analyses, studies and investigations as deemed appropriate.

     E.   Access to Information and Personnel

          During our analysis, we received access to all materials and personnel which we deemed necessary and adequate for the purpose of formulating the appraisal expressed in this letter, and no limitations were placed upon our investigations.

     F.   Assumptions and Limitations

          We did not independently verify the financial statements and other information provided by the Company and its independent accountants, nor did we independently value the assets or liabilities of OGGI. The valuation considers the Company only as a going concern.

          Our Appraisal is subject to the following assumptions and limitations, among others.

          1. We express no opinion as to the tax consequences, if any, to OGGI and its shareholders.

          2. We have made no independent verification of the financial and operating data supplied by management including, but not limited to, internal and audited financial statements and projected data for the years 1997 through 2001 for the Company and have accepted the information as presented. In addition, since Berwind is not qualified as an expert in detecting the presence of potentially hazardous material, we have relied upon management representation that there are no known environmental problems that would have a material affect on our Appraisal.

          3. Our Appraisal is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and speaks to no other time period.

          4. We assume that the proposed transaction is, in all respects, lawful under applicable corporate law.

          5. We have assumed and relied upon the accuracy and completeness of the information reviewed by us and the information provided to us by OGGI's management without independent investigation.
               With respect to financial projections, we have assumed, for purposes of our appraisal, that they have been reasonably prepared by the Company's management on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

     G.   Conclusions

          As of August 19, 1996, our estimated pro forma market value of OGGI as an insurance holding company was $33.570 million within a range of $28.535 million to $38.606 million representing an Offering at 15% below and above the midpoint.

          Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of Common Stock in the Offering. Moreover, because this Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of pro forma market value. Berwind is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Berwind shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

          The Appraisal reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the financial condition and operating performance, management policies, and current conditions in the securities markets for property/casualty insurance company common stock. Should any such developments or changes be material, in our opinion, to the valuation of shares offered in the Reorganization, appropriate adjustments will be explained in detail at that time.

                                   Sincerely,

                                   BERWIND FINANCIAL GROUP, L.P.

                                                      Exhibit A





           INFORMATION REQUIRED FOR APPRAISAL ANALYSIS

                    Old Guard Insurance Group


     The following list is intended to indicate the general areas of information required by Berwind in the completion of its appraisal analysis. Berwind understands that certain items may only be available for "on site" review.

I.   Financial - for Old Guard Mutual Insurance Company, Old
     Guard Mutual Fire Insurance Company and Goschenhoppen-Home
     Mutual Fire Insurance Company

     A. Annual audited financial statements for the past five fiscal years; most recent internal year to date results; Fiscal Year 1996 estimated results; FY 1997 budget.

     B.   Any long-term financial projections or strategic plans.

     C.   Most recent statutory filings.

     D.   Loss Experience and Analysis - three years.

     E.   Best reports for the latest three years.

     F. Schedule indicating adjusted, consolidated financial statements for 3 entities, if combined (GAAP basis, latest year and projection only).

II.  Business Description - for Old Guard Mutual Insurance
     Company, Old Guard Mutual Fire Insurance Company and
     Goschenhoppen-Home Mutual Fire Insurance Company

     A. Principal Markets (by geography and insurance lines) and Competition.

          1.   Number of customers in market area served.

          2.   Customer concentration, if any.

          3. Competition - include names, market shares, and principal means of competing.

          4. Demographic information utilized to substantiate revenue projections.

          5. The names of public companies that provide similar services.

     B.   Significant policies with regard to:

          1.   Marketing.

          2. Compensation and incentive and benefits programs for executives and employees.

          3.   Claims/Loss assessment and reserves.

          4.   Investments.

          5.   Pricing and Regulation.

          6.   Capital Expenditures.

          7.   Commissions/Agent Relationships.

          8.   Reinsurance.

          9.   Underwriting and delegation of authority.

III. Description of Facilities and Operations including:

     A.   Location.

     B.   Capacities, rates of utilization and required Capital
          Investment.

     C.   Schedule of fair market value of real estate owned
          (include appraisals or cost-basis), if available.

     D. Equipment description (include for significant equipment only and give useful life remaining, estimated replacement costs, etc.).

IV.  Management and Personnel - for Old Guard Mutual Insurance
     Company, Old Guard Mutual Fire Insurance Company and
     Goschenhoppen-Home Mutual Fire Insurance Company

     A.   List of directors and their affiliations.

     B.   Organization chart

     C. List of officers including title, age, length of service, former affiliation, and salary.

     D. Number of employees, union affiliations, strike record, employee benefit plans (including post retirement).

     E. Discussion of impact of FASB #106 (post-retirement benefits).

     F. Discussion of known and potential environmental liabilities.

V.   Other

     A. Discussion of federal or state tax returns unsettled and any tax treatments in contention.

     B. Discussion of significant regulatory issues, in particular, any issues in contention.

     C.   Discussion of significant or unusual leases.

     D.   Schedule of pending litigation.

     E.   Minutes for Director's meetings for past two years.

     F.   Most recent Insurance Department Examination.

     G.   Name of Actuary.

                          INTRODUCTION

Background, Purpose and Limiting Conditions

     This document is the independent appraisal, ("Appraisal") prepared by Berwind Financial Group, L.P. ("Berwind"), of the estimated pro forma fair market value of Old Guard Mutual Insurance Company ("OGMIC"), Old Guard Mutual Fire Insurance Company ("OGMFIC") and Goschenhoppen-Home Mutual Insurance Company ("GHMIC") (collectively, "Insurance Companies") as subsidiaries of Old Guard Group, Inc. ("OGGI" or the "Company"). We understand that the Company will offer common stock (the "Common Stock") in an amount equal to this pro forma fair market value in an offering (the "Offering") conducted in conjunction with a Joint Plan of Conversion (the "Plan"). Pursuant to the Plan, OGGI, an insurance holding company, will purchase all the authorized stock of each of the Insurance Companies, which will convert from mutual to stock form (the "Reorganization"). References to OGGI, Company, OGMIC, OGMFIC, GHMIC, and Insurance Companies herein shall include such entities in their current (mutual) forms, or their post-Reorganization form, as indicated by the context. Old Guard Investment Holding Company, Commonwealth Insurance Managers, Inc. and 2929 Service Corporation are subsidiaries of OGGI; OGGI's consolidated financial statements include results of these companies which do not have a material effect on the Company's consolidated financial position.

     Upon completion of the Reorganization, the Company will have shares of Common Stock issued and outstanding to the Company's employee stock ownership and management stock bonus plans, policyholders of the Insurance Companies, directors, officers and employees of OGGI and the Insurance Companies, and, potentially, members of the general public including members of the local community. Pursuant to the Reorganization, the Company is filing with the Pennsylvania Department of Insurance ("PDI") a joint application for approval of the conversion. The Reorganization shall be accomplished in accordance with the procedures set forth in the Plan adopted by the Company's Board of Directors, the requirements of applicable laws and regulations, and the policies of the PDI.

     In the course of preparing this report, we reviewed and discussed with OGGI and the Insurance Companies' managements and with the Company's independent accountants, the audited financial statements of the Company's operations for the fiscal years ended December 31, 1994 and 1995. We also reviewed and discussed with management other financial matters of OGGI and the Insurance Companies.

     Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We have made a personal inspection of the Company; however, Berwind has made no investigations of, and assumes no responsibility for the titles to, or liabilities against, the Company. Berwind further assumes that there are no hidden or unexpected conditions of either the real or personal property
which would affect value.    We visited the Company's primary
market area and examined selected demographic data. We also examined the competitive environment within which the Company operates and assessed the Company's relative strengths and weaknesses.

     We examined and compared OGGI's performance with selected segments of the Property/Casualty industry ("P/C") and selected publicly-traded P/C companies. We reviewed conditions in the securities markets in general and the market for P/C company common stock in particular. We included in our analysis an examination of the potential effects of the Reorganization on the Company's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Company.

     In preparing our Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by OGGI, the Insurance Companies and their independent accountants. We did not independently verify the financial statements and other information provided by the Company and its independent accountants, nor did we independently value the assets or liabilities of the Company. Neither Berwind's fee nor payment thereof for this Appraisal is contingent upon the values we report.

     Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of Common Stock in the Offering. Moreover, because such appraisal is necessarily based on estimates and projections of a number of significant matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. Berwind is not a seller of securities within the meaning of any federal and state securities laws, and any report prepared by Berwind shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

     The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company's financial condition and operating performance, management policies, and current conditions in the securities markets for P/C company common stock. Should any such developments or changes be material, in our opinion, to the valuation of shares offered in the Reorganization, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

     Neither all nor any part of the contents of this Appraisal shall be conveyed to the public through advertising, public relations, news, or other media without the prior written consent of Berwind.

               COMPANY BACKGROUND AND DESCRIPTION

General Overview

     OGGI is an insurance holding company based in Lancaster, Pennsylvania which was created to issue stock and use the proceeds to purchase all the common stock of the Insurance Companies which are planning to de-mutualize to stock form pursuant to the Plan approved as of May 31, 1996. A brief description of the Insurance Companies follows:

     - OGMIC - Founded in 1896, OGMIC provides property/ casualty insurance to individuals and businesses in Pennsylvania, Maryland and Delaware. Direct premiums written by OGMIC were approximately $64 million in 1995 from policies such as: homeowners, automobile, commercial property and casualty, workers' compensation and farmowners.

     - OGMFIC - Founded in 1872, provides property/casualty insurance to individuals and businesses in Pennsylvania, Maryland and Delaware. Types of policies include commercial property and casualty and farmowners (1995 direct premiums written were $3.2 million). OGMFIC also reinsures 90% of Neffsville Mutual Fire Insurance Company, a mutual affiliate of OGGI which is not party to the Reorganization.

     - GHMIC founded in 1843, provides property/casualty insurance to individuals primarily in a ten county area of Southeastern Pennsylvania. Types of policies include homeowners and other personal lines coverages which earned GHMIC $9.3 million in direct premiums written in 1995.

Products and Services

     As holding company, OGGI will not provide any services. Insurance Companies provide property/casualty insurance primarily to individuals and businesses in Pennsylvania, as well as in neighboring regions of Delaware and Maryland. Approximately 94% of direct premiums are generated in Pennsylvania with the remainder in Delaware and Maryland.

     Types of coverage include:

                              1995 Net Written(1)    Percent of
     Type of Policy             Premiums (000s)         Total

     Homeowners                     $18,723             27.9
     Personal Automobile             14,890             22.2
     Farmowners                      12,969             19.3
     Commercial Property/Casualty     9,055             13.5
     Workers' Compensation            4,281              6.4
     Other                            7,197             10.7

       Total                        $67,115            100.0

__________

(1)  Source:  Company management.


     The Insurance Companies are subject to an intercompany pooling arrangement (entered into in 1992) which enables each to maximize leverage and diversify lines of insurance. For 1995, participations were: OGMIC - 60%; OGMFIC - 29%; and GHMIC - 11%.

Customers

     Customer base currently consists of an estimated 107,000 individuals and businesses primarily in Pennsylvania, Maryland and Delaware. Over 140,000 policies (estimated) were in force as of May 31, 1996. Approximately 132,000 policies were written in Pennsylvania, 5,400 in Maryland and 2,000 in Delaware. The Company places particular emphasis on the following target customers:

     - Commercial - small to medium sized businesses in the Company's core market area.

     - Farmowners - general property/casualty lines customers in the entire range of farmowners.

     - Homeowners - homes appraised in the $150,000-$250,000 range in small cities and towns.

     - Personal Auto - traditional modest risk profile consumers.

Details regarding the Company's market area are found in "Market
Area" herein.

Pricing

     The Insurance Companies' philosophy regarding pricing is to be "slightly below the average" of competitors' pricing. Management balances the need to be competitive in the marketplace with a goal of not leading the market in any line of business, with the possible exception of the farmowners line. In farmowners, the Company's strongest niche, the Company is a leader in the market in pricing, but not at the expense of a prudent balance between loss activity and pricing.

Marketing and Sales

     Insurance products are offered through approximately 483 independent agencies; 454 in Pennsylvania, 2 in Delaware and 27 in Maryland. The vast majority of agents represent multiple carriers. No agent accounts for over 5% of Company revenues, with the top 10 agents (by volume) accounting for 18% of premium volume. Average volume with each agent is $140,000 with the largest agent generating approximately $3.0 million in premium revenue for the Company. The Company manages its agents through quarterly business reviews (with underwriter participation) and establishment of benchmarks/goals for premium volume. Relationships with agents are deemed good with no material problems occurring in recent years. A list of criteria used by the companies to pre-qualify agencies seeking appointments is provided in Exhibit A, as is a copy of the standards used in a Company/Agency Agreement.

     To support its agents' marketing efforts, the Company develops and produces print and radio advertising and holds seminars for its agents. Agents are then able to purchase advertising (using the Company-prepared materials) in local markets. The Company has carefully managed a decline in the number of agents in recent years to reduce low volume agencies and dilute its agent concentration in southern Pennsylvania.

     Commissions are structured according to three plans (chosen by the agents):

     - Floating commission with rates based on three year loss experience with profit sharing based on current year results.

     - Fixed commission with opportunity for contingent commission based on three year loss experience.

     - Fixed commission with no opportunity for contingent commission.

     The Company's commission rates tend to be at or near industry standards except in the area of personal and commercial automobile where it is lower in rate (percentage) to allow for more aggressive pricing of policies leading to higher sales volumes. The Company hopes an increase in volume will more appropriately balance its mix of property and casualty lines. OGMIC has written personal auto policies since 1985 and have not experienced any atypical losses in these lines. Loss ratios for the past three years were as follows:

                                          1993    1994    1995

Personal Auto Net Loss and LAE Ratios     84.9%   88.7%   77.8%


Because of this experience, an increase in personal auto premiums written is viewed by management as a profitable growth opportunity.

Competition

     The Insurance Companies compete directly in a competitive market with 15-20 companies, even some that hold minimal market share. The chart on the following pages illustrate market share by type of policy. (Refer to "Industry Discussion" herein for further discussion of the industry and competition.)

                Market Share as of Dec. 31, 1995
                       by Policy Type (%)


                                                                 Personal     Commercial      Workers'
                                  Farmowners     Homeowners        Auto       Multi-Peril   Compensation
                                  ----------     ----------      --------     -----------   ------------
Pennsylvania

  Old Guard Group, Inc.               33.2           1.8            (a)           (a)            (a)
  Nationwide Group                    15.6           9.7            9.5
  Everett Cash Mutual                  7.4
  Agway Insurance Company              6.4
  Millville Mutual                     3.1
  Tuscarora-Wayne Mutual               2.9
  State Farm Group                                  16.1           23.6
  Erie Insurance Group                               9.9           11.5           5.8            6.1
  Allstate Insurance Group                           9.5           14.0
  Donegal Group                                      1.7                          1.8
  Harleysville Insurance Cos.                                       1.4           3.3            2.3
  Continental                                                                     4.9
  Cincinnati Financial Group                                                      1.8
  Penn National Insurance                                                                        2.8
  Liberty Mutual Ins. Co.                                                                        2.8
  Guard Insurance Group                                                                          2.2

Maryland

  Old Guard Group, Inc.                7.0           (a)            (a)           (a)            (a)
  Brethren Mutual                     32.0           2.5
  Montgomery Insurance Cos.           18.3
  Nationwide Group                    13.4           8.9            9.1
  State Farm Group                     6.2          21.4           19.9           4.0
  Travelers Group                      1.9
  Allstate Insurance Group                          16.9           20.3
  Erie Insurance Group                               6.1            6.4           3.1            2.8
  Harford Mutual Ins. Grp.                                                        2.5
  ITT Hartford Ins. Grp.                                                                        12.4
  Liberty Mutual Ins. Co.                                                                        5.9
  Guard Insurance Group                                                                          2.2

Delaware

  Old Guard Group, Inc.               36.2           (a)            (a)           (a)            (a)
  Penn Mutual Insurance               15.9
  Donegal Group                        9.1           5.1                          2.5
  New Castle Mutual                    9.1           7.4
  Nationwide Group                     6.9          15.0           25.3           3.7
  Farm Family Ins. Cos.*
  State Farm Group                                  22.5           24.5
  Allstate Insurance Grp.                            6.0            6.5
  Liberty Mutual Ins. Cos.                                          4.9                         15.5
  ITT Hartford Ins. Co.                                             2.7                          6.2
  Harleysville Ins. Cos.                                                          4.0            3.1
  Continental                                                                     4.0
  Harford Mutual Ins.                                                             2.7
  Selective Insurance Group                                                                      7.4
  Penn National Insurance                                                                        2.7

__________

(a)  Indicates Company market share is less than 1%.

* Farm Family does not show any premium for the farmowner line. Company management believes they may be reporting premium for their farm product under monoline coverages.

Facilities

     The Company's corporate locations include company-owned facilities in Lancaster, PA and leased facilities in Quakertown, PA. The Company operates in a 33,000 square foot complex at 2929 Lititz Pike and 25,000 sq. ft. (8,000 sq. ft. of which is leased to an unrelated party) at 147 W. Airport Road in Lancaster (both Company-owned facilities), and 5,000 sq. ft. (leased) in Quakertown, PA. All facilities are either new or have been renovated since 1980. The Company's facilities contain adequate space for existing operations and also include additional space capable of supporting an expansion. In 1996, the Company signed a purchase agreement to acquire a 20,000 square foot facility on land adjoining its Lititz Pike location. The Company's intention would be to sell its Airport Road location and consolidate operations at Lititz Pike. Purchase price, $1.2 million, is modestly below the asking price for the Company's Airport Road location and therefore would not have a material impact on the Company's consolidated financial position. Net book value for the Company's facilities and equipment is $5.7 million as of December 31, 1995.

Employees

     OGGI, the Insurance Companies and subsidiaries employ 193 persons, 178 of whom are full-time and 15 of whom are part-time employees. The employees are non-union, and relations are reported to be excellent. A standard benefits package, including medical (includes dental and disability), life, and 401(k) and profit sharing, near-site child care and eye care is provided to all full-time employees. Employer contribution to benefits costs is on an unallocated basis (equal to a percent of salary) which the employee designates among plans offered. The Company does not provide post-retirement benefits. OGGI itself has no employees.

Management

     The Company's management team consists of 5 persons. The President, Executive Vice President, Chief Financial Officer, General Counsel, and Vice President were interviewed as part of Berwind's information collection process. Management displays strong knowledge of the Company and the industry. Brief biographies follow:

     David E. Hosler, CPCU, 46, President. Mr. Hosler joined Old Guard in 1973 in underwriting, became Vice President of Underwriting in 1980 and President and Chief Executive Officer in 1985. Prior to joining Old Guard, he was a corporate accountant with HMW Industries. Mr. Hosler is a graduate of Elizabethtown College.

     Scott A. Orndorff, CPCU, 40, Executive Vice President of Operations. Mr. Orndorff, whose responsibilities include Claims, Information Systems and Underwriting, joined Old Guard in 1993 after four years with Gulf Insurance Company and four years with Reliance Reinsurance Corporation.
     Mr. Orndorff is a graduate of Mansfield State College and Penn State University's Master in Management program.

     Mark J. Keyser, 43, Chief Financial Officer and Treasurer. Mr. Keyser joined Old Guard in 1991 after two years as President of Commonwealth Insurance Consultants, Inc. and 14 years with KPMG Peat Marwick (Partner). Mr. Keyser is a CPA and a graduate of Bloomsburg University.

     Steven D. Dyer, CPCU, 39, Secretary.  Mr. Dyer joined Old
     Guard in 1980. He has served as field underwriter, director of special projects and General Counsel (since 1991).
     Mr. Dyer is a graduate of Western Maryland College and the University of Baltimore Law School.

     Donald W. Manley, CPCU, 43, Vice President of Underwriting.
     Mr. Manley joined Old Guard in 1977 and has been Vice
     President of Underwriting since 1986. Mr. Manley is a graduate of Bloomsburg University.

     A listing of directors and their affiliations is included in Exhibit B. Organizational charts for various Old Guard entities are also included in Exhibit C.

Environmental and Litigation

     While subject to litigation as both plaintiff and defendant in the ordinary course of business, there is no outstanding litigation which could have a material effect on the Company's financial condition. The Company is not aware of any potential environmental liabilities with regard to the properties and operations of OGGI.

     In 1987, the Company restricted its farmowner policies to pollution that is sudden and accidental to the lesser of the policy limit or $300,000 each occurrence and annual aggregate. Cleanup costs are excluded. At the same time it began offering a limited pollution coverage for other than sudden and accidental. The endorsement provides $2,500 each occurrence and a $10,000 annual aggregate. Cleanup costs for this type of loss are included in the $2,500 and $10,000 limits.

     In 1988, the Company began excluding pollution coverage on its commercial liability policies. The industry standard personal and commercial automobile and homeowners policies do not contain environmental and pollution exclusions. The Company has paid no material claims arising from environmental and pollution related liabilities with respect to policies written either before or after 1987. The Company does not believe that any pending claims or administrative or judicial proceedings arising from environmental and pollution related liabilities will have a material adverse effect on the Company's financial condition, and is not aware of any material threatened claims or administrative or judicial proceedings arising from such liabilities. However, there can be no assurance that the Company's exposure to environmental and pollution liabilities with respect to policies written either before or after 1987 will not have a material adverse effect on the Company's results of operations or financial condition.

Regulatory

     The Insurance Companies are regulated in the states in which they do business. Such regulation consists of: 1) regulation of premium rates and forms; 2) minimum capital and surplus requirements; 3) regulation of guaranty funds and assessments;
4) licensing of companies and agents; 5) approval of accounting methods and methods of setting loss and expense reserves;
6) setting requirements for and limiting the types and amounts of investments; 7) establishing requirements for the filing of annual statements and other financial reports; 8) conducting periodic statutory examinations of the affairs of insurance companies; and, 9) approving proposed changes in control. Such regulation and supervision is primarily for the benefit and protection of policyholders.

     The Insurance Companies are frequently in contact with the Insurance Departments in the states in which they are licensed regarding rate and form filings, policyholder complaints, and holding company registration requirements. While not insignificant, these contacts are considered routine.

     OGMIC is preparing a filing under the Internal Revenue Service's Voluntary Compliance Resolution (VCR) program. This filing is being made to address assorted, minor errors that occurred in the administration of the Old Guard Mutual Insurance Company Profit Sharing and Retirement Savings Plan over the last few years. Management indicates that there are no significant issues in contention and that a positive response from the Internal Revenue Service is expected by year-end 1996, but may not be received until mid-1997.

               MARKET AREA AND INDUSTRY DISCUSSION

Market Area

     The Company's primary market area consists of Pennsylvania (94% of premiums written), with certain concentration in the southern and southeastern portions of the state. The following data therefore provides demographic information on Pennsylvania as a market area.

     From 1990 to 1994, the U.S. experienced a 4.7% population growth rate while Pennsylvania's population grew 1.5%, from 11,882,842 in 1990 to 12,061,661 in 1994. The northeastern region of Pennsylvania experienced much of Pennsylvania's growth, having fifteen of the twenty-five fastest growing municipalities in the state. However, the greatest numeric population growth was seen in Pennsylvania's southeastern and south central regions, where thirteen municipalities grew by at least 2,000 people. In contrast, western Pennsylvania contained the greatest number of municipalities experiencing population losses (although the major cities, regardless of region - Philadelphia, Pittsburgh and Scranton - experienced the largest numeric drop in population).

     Since approximately 26% of OGGI's premiums are written for homeowners, some housing information is useful for determining the strength of the market in Pennsylvania. In 1990, there were 4,938,140 housing units in the Commonwealth of Pennsylvania, 64.3% of which were owner occupied, 26.7% of which were renter occupied, and the remainder of which were vacant. The owner occupied housing units had a mean value of $87,166. In 1994, new construction of residential structures in Pennsylvania totaled 35,978 units, with the largest amount of new construction occurring in the counties of Montgomery (3,171 units), Bucks (3,083 units), York (2,284 units), Lancaster (2,202 units) and Chester (2,100 units).

     Farmowners' policies represent the Company's strongest niche. The number of farms and amount of farmland decreased in Pennsylvania from 1982 to 1992, although the number of large farming operations exhibited some growth. During this period, the number of farms in Pennsylvania decreased 19.2% from 55,535 farms in 1982 to 44,870 farms in 1992, while the amount of agricultural acreage dropped 13.4% from 8,297,713 acres to 7,189,541 acres. However, the average farm size in 1992 was 160 acres compared to 149 acres in 1982, a 7.4% increase. The average estimated market value of land and building per farm increased 45.6% during the period, from $225,794 in 1982 to $328,795 in 1992. Pennsylvania is one of the largest U.S. dairy states and Lancaster County, Pennsylvania is a leading non-irrigated farm area in terms of total farm production. There is a heavy concentration of mushroom business in Chester County, Pennsylvania, and a heavy concentration of poultry houses in the Delmarva Peninsula of Delaware and Maryland (a secondary market for the Company's insurance products).

Industry and Capital Markets Discussion

Overview

     The property/casualty insurance industry has many external forces to contend with, including interest rate fluctuations, adverse weather conditions, and economic downturns, in addition to more industry-specific issues, such as rate pricing cycles, overcapacity, and reserve requirements. These issues, taken together with the current economy and prevailing conditions, have created a highly competitive environment for property/casualty insurers and have made this industry less than attractive to investors, as evidenced by the 1.72% drop in the Dow Jones Property/Casualty industry segment from January 2, 1996 through July 24, 1996 compared to a 1.74% rise in the S&P 500 during the same time period. Several continuing factors support a view that the industry's unattractiveness may not change in the near term including: persistent underwriting losses, more modest forecasted investment gains, loss reserve levels, intense competition, pricing levels and overcapacity.

     Standard & Poor's expects the industry to experience a substantial underwriting loss in 1996, similar to the $22.2 billion loss in 1994. Because individual underwriting profits have been small or negative, insurers' profitability has been largely dependent on net realized investment gains and income from investment portfolios. Therefore, changes in interest rates and performance of the capital markets greatly affect an insurer's performance. As interest rates rise, the value of an insurer's bond portfolio will drop as bond prices decrease. The same is true for a company's equity portfolio when equity markets decline. In 1995, the property/casualty industry's investment results were positively impacted by lower interest rates and the strong securities markets that resulted. According to the Insurance Services Office (ISO), net investment income for the industry was $36.2 billion in 1995, a 7.5% increase over 1994, and realized investment gains increased approximately 241% from $1.7 billion in 1994 to $5.8 billion in 1995. Also, as a result of the 1995 bond rally created by declining interest rates, unrealized investment gains for 1995 totaled $20.5 billion, up $22.3 billion from the $1.8 billion unrealized losses that existed in 1994. In effect, the capital markets, not underwriting, provided the industry's earnings.

     The investment outlook for 1996 does not appear as bright. Interest rates have been rising since the beginning of the year and may continue to rise even higher (from January 1, 1996 to July 30, 1996, the 30 year treasury bond rose from 5.94% to 7.03%). According to Standard & Poor's, if this upward trend continues, net realized capital gains may be small (certainly not at levels attained in 1995), and therefore, earnings may suffer.

     In addition to market fluctuations, the property/casualty insurance industry is negatively impacted by catastrophes, such as hurricanes, earthquakes, fires and blizzards. Multiple severe catastrophes have occurred since 1989: Hurricane Hugo, the Phillips Petroleum plant explosion and the Exxon Valdez oil spill in 1989; the San Francisco earthquake in 1990; the Oakland, California fires in 1991; Hurricane Andrew and other major storms on the U.S. east coast in 1992; winter storms and blizzards in the mid-atlantic region in 1993, 1994 and 1996; the Northridge earthquake in 1994; and Hurricane Opal, Texas hailstorms and the Kobe earthquake in 1995. 1995 was the third-worst year on record for catastrophes. Catastrophe losses for 1995 totaled $8.3 billion, which was $8.7 billion lower than the losses experienced in 1994, the second-worst year for catastrophes on record. Hurricane Opal, which hit Florida and several other southern coastal states, caused the fourth-worst recorded insured catastrophe loss, resulting in $2.1 billion in insured losses. Personal lines insurers exposed to the coastal areas were hit the hardest by these losses, which were concentrated in the homeowners lines. The mid-Atlantic region, in which the Company writes its business, experienced some of its most severe winter storm and tornado activity on record during the first half of 1996.

     The statutory loss ratio, or losses and related expenses divided by net premiums earned, helps property/casualty insurers determine the effect of underwriting losses on their performance. For 1995, the loss ratio for the industry was 78.6%, which showed signs of improvement over 1994's ratio of 81.3% and the 10-year industry average of 81.1% due to fewer losses from catastrophes.

     For the first quarter of 1996, A. M. Best estimates that insured catastrophe losses will be $2.5 billion due to the blizzard in January and the accompanying ice storms, becoming the third-highest loss total during the first quarter in history. In fact, the three highest first quarter loss totals in history occurred in 1996, 1994 and 1993.

     Loss reserves, which are funds set aside to pay for insured claims, make up the largest portion of insurance company liabilities and therefore, have a great impact on profitability. If reserves are set extremely high, profitability will be understated; conversely, if reserves are set too low, profitability will be overstated. According to Standard & Poor's, property/casualty insurers have been setting aside inadequate reserves in recent years in order to make themselves appear more profitable after suffering from weak premium pricing, high catastrophe losses and moderate growth from investment income. Loss reserves for the industry totaled $297.8 billion in 1995, only 2.7% higher than the $290.0 billion reserves in 1994. If a major catastrophe occurs in the near future, the insurance industry may not have sufficient funds to cover the severity of losses incurred, according to Standard & Poor's. Therefore, the insurance industry potentially could be forced to reassess its level of loss reserves which could have a negative effect on earnings.

Financial

     The property/casualty industry is highly fragmented and extremely competitive. As a result, insurers frequently cut premium prices in order to maintain market share. 1996 is expected to be the industry's eighth year of so called "soft pricing." When premium prices drop, underwriting losses tend to increase as revenues from premiums written are insufficient to cover underwriting losses and expenses. Evidence can be seen by examining the industry's expense ratio (underwriting expenses to net premiums written). As net premiums written fail to keep pace with expenses, this ratio rises. The expense ratio in 1995 was 26.3%, compared to 26.0% in 1994 and a 10-year average of 25.95%. According to the Standard & Poor's Industry Survey, premium growth most likely will remain sluggish for the foreseeable future, and will not be sufficient to cover underwriting losses and related costs.

     The best measure insurers use to judge core profitability is the combined ratio, which is calculated as the sum of the loss ratio and the expense ratio. A company having a combined ratio under 100% is profitable in its underwriting activities, while one that has a ratio above 100% is experiencing underwriting losses. The industry's combined ratio in 1995 was 106.3% compared to 108.4% in 1994. The main reason for this improvement is the lower loss ratio achieved by the less severe level of catastrophe losses incurred in 1995 as compared to 1994. The 10-year average combined ratio for the industry is 108.3%, implying that the industry has relied on investment performance for earnings. Although 1995's results appear to indicate that there are signs of improvement for insurers, Standard & Poor's expects the combined ratio to rise in 1996 as a result of the soft premium pricing environment, high level of winter storm activity, and weak level of premium renewals observed during the first quarter.

     Another measure used to compare and monitor insurance companies' prospects for growth and financial solvency and to determine current capacity utilization is statutory capital and surplus (policyholders' surplus) and the ratio of net premiums written to statutory capital and surplus. A ratio greater than one-to-one indicates that a company is writing more premiums than it has in capital. The higher the ratio, the greater amount of leverage the company is employing. The "typical" benchmark ratio for the industry is two-to-one. As displayed in the chart on the following page, 1995 net premiums written totaled 1.12 times the industry's policyholders' surplus, which was lower than the 1.30 times experienced in 1994, and the lowest in over 30 years. This ratio is far below the benchmark ratio of 2:1 because of the low/ no growth in premiums written and growth in policyholders' surplus. The low/no growth in premiums written results from lower pricing ("soft" market) conditions created by increased competition. According to ISO data, surplus for the property/ casualty industry was $231.7 billion in 1995, a 19.9% increase over 1994's surplus of $193.3 billion. This increase is attributable to modest profitability, as well as the growth in unrealized and realized capital gains in 1995.

     Due to intense competition and the resulting prolonged soft pricing conditions which make profitable growth extremely challenging, insurers are seeking to control their expenses in order to compete effectively. Consolidation has become an industry trend over the last few years, as companies merge in order to cut overhead and distribution costs while increasing premiums written through the addition of territories and regions. As more and more companies merge, the industry should become more efficient, and therefore, increased profitability should result.

         Net Premiums Written to Policyholders' Surplus

                                         1994        1995

     Property/Casualty Industry(1)       1.30x       1.12x

__________

(1)  Source:  May 2, 1996 Standard & Poor's Industry Surveys


Summary of Investor Perceptions

     According to Standard & Poor's Industry Surveys, 1995 results for property/casualty insurers were constrained by price competition, catastrophic losses and environmental and asbestos claims. The commercial multi-peril and personal lines areas have particularly suffered because of: (i) great exposure to catastrophes and (ii) a highly-competitive market and resulting product pricing discounts.

     According to the January 1996 Best's Review - Property/ Casualty, property/casualty operating returns have consistently lagged behind those of other financial services, utilities, and Fortune 500 Companies, making the property/casualty industry an unattractive sector to investors. Evidence of this is displayed in the chart obtained from Best's Review-Property/Casualty, January 1996 on the following page.

       COMPARABLE RETURNS ON EQUITY FOR SELECT INDUSTRIES


----------------------------------------   ----------------------------------------------------------------
     Property/Casualty Insurance(1)                               Other Industries(2)
----------------------------------------   ----------------------------------------------------------------
         Statutory             GAAP        Diversified      Commercial
Year    Accounting(3)      Accounting(4)   Financial(5)        Banks        Utilities       Fortune 500(6)
----    -------------      -------------   ------------     ----------      ---------       ---------------
1985         2.8                4.0             9.4            13.0            13.0               11.6
1986        13.9               13.6            15.9            12.8            13.3               11.6
1987        13.2               15.8            16.3            11.1            12.8               14.4
1988        13.2               13.2            12.8            14.6            12.7               16.2
1989         9.1                9.9            13.0            13.6            12.4               15.0

1990         8.5                8.6            12.7             9.9            11.5               13.0
1991         9.5                9.2            13.9            11.9            11.5               13.0
1992         3.6                4.4            12.8            12.2             9.4                9.0
1993        11.2               10.4            17.1            14.9            11.1               11.9
1994         5.8                5.5            18.4            15.6            11.3               13.7

10-Year
Average      9.1                9.5            14.2            13.0            11.9               12.7

__________

Source:  Insurance Information Institute, 1996 Fact Book; through
Best's Review - Property/Casualty, January 1996.

(1)  Statutory Accounting, A.M. Best data; GAAP accounting,
     Insurance Services Office.

(2) Data are medians. Data for 1985 to 1990 include return on preferred stock. Thereafter, return on preferred stock is excluded.

(3) Net income after taxes, divided by year-end policyholders' surplus.

(4) Revised by Insurance Services Office to reflect revisions to the GAAP procedure and the Tax Reform Act of 1986.

(5) Composed largely of companies engaged in property/casualty insurance, with or without life insurance, and other financial services.

(6)  Fortune 500 U.S. Industrial Corporations.


     Evidence of the industry's lack of appeal can be observed by the 1.7% drop in the Dow Jones Property/Casualty industry segment from January 2, 1996 through July 24, 1996 compared to a 1.7% rise in the S&P 500 during the same time period. OGGI appears to fit the market's negative stereotype for a property/casualty insurer based on its recent results as well as its operations and financial position.

Demutualization

     Many mutual insurers are considering demutualizing and converting to stock form in order to gain greater access to capital, and thereby better position themselves in the current competitive environment. Other companies that have demutualized successfully, such as the Equitable Society, have proven to current mutuals that it can work. Additionally, many states' policies for demutualization are becoming easier to interpret. For example, Pennsylvania's statute is considered one of the most progressive. Pennsylvania provides clear, easy to interpret guidelines which are patterned after the enormously successful conversion regulations governing mutual thrift conversions. According to Best's Review, there have been 33 life insurer conversions from 1902-1986 and 121 property-casualty conversions from 1850-1992.

     These numbers appear small when compared to the other major U.S. financial services industry which contains a significant number of mutual-owned companies - the savings and loan (thrift) industry. Although there are different risk profiles between insurers and the thrifts, the similarity of a consolidating industry that has the option of demutualization is important to note. In the last twenty years, more than 1,000 thrifts have converted, with approximately $16 billion in new capital being raised at valuations which averaged 50-60% or more below pro forma book value historically. The high volume of thrift conversions compared to mutual insurer conversions in the past is largely due to the less complex, costly and time consuming legislation regulating thrift conversions. Some insurers that are currently in the process of demutualizing include Trigon Blue Cross and Blue Shield in Richmond, Virginia and Farm Family Holdings, Inc. in Albany, New York. FPIC Insurance Group, Inc. of Jacksonville, Florida, a medical professional liability insurer, demutualized in August, 1996.

                        FINANCIAL REVIEW

     Summary financial statements for the Company are included in Exhibit D; audited financial statements are located in Exhibit E.

Revenues

                        Revenues ($000s)

                                       For the Year Ended 12/31,
                         ----------------------------------------------------

                           1995      1994       1993       1992       1991
                           ----      ----       ----       ----       ----
Net Premiums Earned      $66,663    $63,465    $60,986    $54,013    $53,050

% Change (Year to Year)     5.0%       4.1%      12.9%       1.8%        N/A

Total Revenue            $72,406    $63,139    $66,916    $60,172    $58,596

% Change (Year to Year)     6.3%       1.8%      11.2%       2.7%        N/A

     The Company has successfully grown premiums and total revenues (5.9% and 5.4% per annum compounded growth rates since 1991 respectively) as a result of its core competency in agribusiness, the acquisition of GHMIC, and product line growth in workers' compensation and automobile. The Company's high retention rate of 88% results in a significant base from which to grow. Key elements of future growth include:

     - Specialization in commercial lines - The Company seeks to develop programs tailored to certain industries/ niches in which it is particularly effective.

     - Cross-selling personal lines - Currently less than 20% of the Company's homeowners and farm customers utilize the Company's auto policies. Effective cross selling is expected to enhance relationships and increase premiums written.

     - Leverage specialty in farmowners - The Company seeks to leverage its dominant market share with agribusiness lines into additional commercial policies.

The Company's quota share treaty (please refer to page 38 for details) will have the effect of reducing Net Premiums Earned in the future due to a 20% ceding to the Company's primary reinsurer.

                               1995
                           Net Premiums     % of        1994 %
Type of Policy             Earned (000s)    Total      of Total

Homeowners                    18,391        27.6%        26.4%

Personal Automobile           14,459        21.7%        19.7%

Farmowners                    13,413        20.1%        21.0%

Commercial Property/Casualty   8,828        13.2%        13.2%

Workers' Compensation          4,233         6.4%         6.7%

Other                          7,339        11.0%        13.0%

  Total                       66,663       100.0%       100.0%


Investment Portfolio and Performance


                          June 30, 1996
            Investment Portfolio Composition ($000s)

        Category                Book Value          %

        ST Investment              3,276            3.6
        Fixed Income              71,708           79.6
        Preferred Stock            5,351            5.9
        Equity - unaff.            6,086            6.8
        Real Estate                3,355            3.7
        Other Investments            295            0.3

                                  90,071          100.0%(1)

__________

(1)  Total may not sum to 100% due to rounding.


At June 30, 1996, the Company's investment portfolio market value approximated book value.

                               1995    1994    1993    1992

Investment Results
  (net of expenses)(1) (%)     5.6%    5.0%    6.0%    6.8%

__________

(1)  (Net investment gains plus net investment income)/Average
     Investments


     The Company maintains a conservative investment policy and portfolio. As illustrated above, 79.6% of the portfolio consists of bonds with 6.8% common equity securities. The duration of the portfolio as of 12/31/95 is only 2.3 years (the Company's goal is between 2.2 and 3.0), indicating a short term portfolio which minimizes interest rate exposure. The Company's cash flow has allowed it to face multiple catastrophic losses in recent years without significant liquidation of its investment portfolio. Notwithstanding its liquid position, the Company chose to sell certain common stocks which were below cost in 1995, in order to seek improved returns on re-invested funds. Realized losses on the sale amounted to $1.2 million.

     Since 1990, the Company has outsourced its investment management function to Asset Allocation and Management Company (Chicago, IL), McHugh and Associates (Philadelphia, PA) and Sanford Bernstein (New York, NY). McHugh and Sanford Bernstein handle the Company's small equity portfolio while Asset Allocation and Management Company handles fixed income, preferred stock and convertible bonds.

Underwriting Performance

                            1995    1994    1993    1992    1991

GAAP Loss and LAE Ratio     75.8%   73.2%   69.1%   70.5%   68.9%

Pure Loss                   68.7    64.7    60.6    60.0    60.0

Five Year GAAP Average      71.5 (Loss and LAE)


     The Company targets a 68.7% Loss and LAE ratio as its goal.
Over the preceding five year period, the Company has been adversely impacted by significant weather events resulting in a shortfall from the targeted loss and loss adjustment expense ratio.

     A summary of these events and their effect on the loss and loss adjustment expense ratio by year is presented below:

                    Effect of Severe Weather
                         (000's Omitted)

                     1996      1995      1994     1993      1992      1991
Event(s)            Winter     Wind     Winter     Wind,    Wind     Wind
                    Storms              Storms   Blizzard

Direct Losses      $12,882    $3,676    $19,169   $4,093    $2,715   $1,870

Net Losses After    $2,767    $3,159     $3,084   $3,221    $1,673   $1,854
  All Recoveries

Effect on Loss        13.6%      4.7%       4.9%     5.3%      3.5%     3.5%
  and LAE Ratio

     These events impacted homeowners and farmowners policies most significantly. A schedule showing the direct claims arising out of these events for these lines of business follows:

                         (000's Omitted)

                     1996
                     YTD       1995      1994     1993      1992      1991
Farmowners          $4,663    $2,005   $ 5,384   $1,636    $1,031    $1,025

Homeowners           4,963     1,100    10,804    1,110       885       407

     For both 1995 and 1994 net underwriting losses reported may be attributed almost entirely to these events. Direct underwriting results for 1995 show a loss of nearly $2,000,000 resulting entirely from the storm losses. Other factors impacting 1995 net results were high catastrophe reinsurance costs, adverse loss development and a conscious decision to liquidate certain stock holdings which were in substantial loss positions.

                      Loss Reserve Activity

                                   1995            1994            1993
Balance as of January 1         $51,309,427     $59,056,548     $59,628,604

Less reinsurance recoverables    18,499,642      22,175,358      24,962,955
                                -----------     -----------     -----------

     Net balance at January 1   $32,809,785     $36,881,190     $34,665,649


Incurred related to:
  Current year                  $48,067,295     $51,958,607     $44,949,599

  Prior year                      2,442,000      (5,518,699)     (2,795,762)
                                -----------     -----------     -----------

     Total Incurred             $50,509,295     $46,439,908     $42,153,837

Paid related to:
  Current year                  $29,970,071     $35,196,027     $25,952,565

  Prior years                    17,258,165      15,315,286      13,985,731
                                -----------     -----------     -----------

     Total paid                 $47,228,236     $50,511,313     $39,938,296


Net balance as of December 31   $36,090,844     $32,809,785     $36,881,190

Plus reinsurance recoverables    16,000,653      18,499,642      22,175,358
                                -----------     -----------     -----------

Balance at December 31          $52,091,497     $51,309,427     $59,056,548
                                ===========     ===========     ===========

     The Company's claims experience is extremely favorable.
Very few (3-4%) claims against the Company result in litigation as a result of several factors:

     - The Company's strong Litigation Management Program which emphasizes cost-effective settlements over litigation.

     - The Company's core marketplace consists of individuals and businesses with traditional values which frequently allow for amicable settlement of differences.

     - Delegated authority to settle claims and provide superior customer service in claims situations.

Operating Performance

                     GAAP Expense Ratio (%)

       1995         1994        1993        1992        1991

        34.9        34.8        34.4        36.2        35.5

                     GAAP Combined Ratio (%)

       1995         1994         1993        1992        1991

       110.7        108.0        103.5       106.7       104.4

               5 Year Average - 106.7

__________

Reserve Adequacy

     The Company's basic Property/Casualty product lines result in quickly quantified losses with an average length of less than 2 years' development (workers' compensation is longer, approximately 5-6 years). As indicated on page 31 the Company has not experienced unfavorable development in loss reserves.

Equity

     At June 30, 1996 Policyholders' Surplus totaled $37.0 million, down $3.9 million from December 31, 1995's balance of $40.9 million. This reduction in surplus resulted from a $3.0 million net loss and a $.9 million decrease in unrealized capital gains, net.

     Currently a surplus note in the amount of $1,500,000 is outstanding to American Re-Insurance Company (the "American Re Surplus Note") which contains rights to purchase equity of the Company in a de-mutualization transaction. According to Company management and subject to negotiation, the American Re Surplus Note will be converted into 150,000 shares of equity. Please refer to "Appraisal Discussion" for a discussion of the impact of this conversion on the pro forma valuation.


Summary of Selected GAAP Ratios     YTD 1996     1995     5 Year Average
Expense Ratio                        33.6%       34.9%        35.2%

Loss Ratio                           97.5        75.8         71.5

Combined Ratio                      131.1       110.7        106.7

Return on Average Surplus             N/A         N/A          N/A

Premium Earned Growth Rate            N/A         5.0          5.9(1)

Net Prem. Earned/Surplus              1.42x       1.63x        1.60x

__________

(1)  Represents Compound Annual Growth Rate


1996 YTD Results

                      Old Guard Group, Inc.
                 June 30, 1996 Financial Summary
                             ($000s)

                                  June 30,       December 31,
                                    1996             1995

Balance Sheet

  Cash & Investments               90,406          100,488
  Premiums Receivable               7,242            6,314
  Reinsurance Recoverables         21,033           10,275
  Other Assets                     19,079           17,776
                                  137,760          134,853

  Reserve for Losses and LAE       58,941           52,091
  Unearned Premiums                34,407           33,329
  Other Liabilities                 7,371            8,536
  Surplus                          37,041           40,897


                                Six Months       Six Months
                                Ended June       Ended June
                                   1996             1995

Income Statement

  Net Premiums Earned             26,306           32,321
  Net Investment Income            2,381            2,308
  Other Revenue                    1,206              452
  Total Revenue                   29,893           35,081
  Losses Incurred & LAE           25,648           22,837
  Other Expense                    8,849           11,635
  Income Before Taxes             (4,604)             609
  Income Tax Expense              (1,643)             114
  Net Income                      (2,961)             495


     The worst blizzard in Pennsylvania history and additional related winter storm activity resulted in a first half 1996 net loss of almost $3 million compared to first half 1995's $0.5 million net profit. Losses from the blizzard as well as non-catastrophic losses related to the harsh winter produced a net underwriting loss in the first half of 1996 compared to approximately breakeven underwriting during the first half of 1995 resulting from 1995's relatively mild winter. Net losses and a decrease in unrealized capital gains reduced the Company's surplus from $40.9 million to $37.0 million.

     Effective January 1, 1996, the Company executed a 20% quota share reinsurance treaty with American Re-insurance. The treaty provides for a 35% ceding commission on net business written. This treaty is designed to protect the Company from high frequency and low severity type losses as occurred in the winter of 1996. Because of this quota share treaty, the Company's net premiums earned fell 18.6% from the first half of 1995 ($32.3 million) to $26.3 million in the first half of 1996 but the Company's net loss was reduced substantially, according to Company management.

Rationale for Demutualization Transaction

     Company management identifies several factors which led the Company to pursue the Demutualization Plan, including:

     -    Obtaining capital to:

          -    support expansion of business (premiums written)

          - enable the Company to expand and diversify its target market area

          -    improve the Company's prospects to make
               acquisitions of other insurance companies

          -    strengthen policyholder protection

     - Providing stock issuance as an alternative to a cash structure for acquisitions.

     - Providing capital to enhance rating agency review and rating of the Company.

     - Permit use of stock based compensation to motivate and retain employees.
                      APPRAISAL DISCUSSION

Comparable Public Company Analysis

Methodology Background

     Berwind arrived at an appraisal range for the Company by comparing the Company to similar publicly-traded companies (the "Comparable Group"). This widely utilized and accepted analysis utilizes financial and market data for publicly-traded companies to determine prevailing investor attitudes and expectations. Representative market multiples are developed from public market data and then applied to OGGI's book value, net earnings, operating income, cash flows from underwriting activities plus underwriting gains to determine preliminary indications of value. Differences between OGGI and the Comparable Group are then examined in order to determine a final indication of value. (Please refer to Comparable Company exhibits for complete comparable public company data and analysis.)

Comparable Companies Selected

     In order to determine the value to be applied to OGGI, Berwind selected a group of exchange-listed (AMEX, OTC, NYSE) publicly-traded property/casualty insurance companies that investors would likely compare to OGGI. The criteria used to select the Comparable Group, a description of the companies chosen, and a comparison of the Company's financial performance to the Comparable Group are set forth in the following pages.

     Approximately 94% of the Company's premiums are written in the Commonwealth of Pennsylvania with the main focus on the eastern and central southern regions. The balance of premiums written by OGGI are in the states of Maryland and Delaware. OGGI focuses its underwriting business on basic property/casualty lines of insurance, including auto, homeowners, and farmowners, of both a personal and commercial nature. Therefore, the most appropriate public property/casualty insurance companies to use as comparisons in order to arrive at a value for OGGI would offer the same lines of insurance in the same market area.

     Since no publicly-traded property/casualty companies fit the above description exactly, Berwind expanded the criteria. While remaining focused on those insurance companies that offer basic property/casualty products, Berwind added those property/casualty companies whose precise product mix varies from OGGI as well as those that write premiums in defined states and regions of the country, although not necessarily Pennsylvania, Maryland and Delaware.

     These companies might display similar attributes to OGGI, with those writing premiums in Pennsylvania and its surrounding areas being the best comparison. We located several companies serving this region, including Donegal Group, Inc., Erie Indemnity Company, and Harleysville Group, Inc. We also located other companies that write business in only a limited number of states. Although these companies may face different types of demands due to the demographics of the markets served and different climates and weather conditions, they potentially are a fair comparison for OGGI. Companies exclusively offering such products as non-standard auto, aviation or any other more specialized products were excluded from the group.

     A brief description of each of the publicly-traded companies follows.

     - Allied Group, Inc., based in Iowa, is a leading regional property/casualty insurer specializing in personal lines, which it sells predominantly in the central and western United States. The company's subsidiaries utilize independent agencies, exclusive agencies, and direct response marketing to sell its products. Allied Group focuses its underwriting on private passenger auto and homeowners business, with 66% of its business in personal lines and 34% in commercial lines.

     - American Indemnity Financial Corporation is a Galveston, Texas based holding company comprised of a group of regional property and casualty insurance companies that offer personal and commercial lines of insurance through independent agents. It offers auto, homeowners multiple peril, workers' compensation, fire and allied lines, commercial multiple peril and general casualty lines of insurance. The majority of the company's business is written in Texas (over 70%); other states where the company writes business include Florida, Louisiana, Mississippi, Alabama, Tennessee, Kentucky and six other states.

     - The Commerce Group, Inc. is engaged primarily in providing personal and commercial property and casualty insurance in Massachusetts. Its principal insurance line is motor vehicle insurance, primarily covering personal automobiles. The company also offers commercial automobile, homeowners, inland marine, fire, general liability and commercial multi-peril insurance. Through its 1995 acquisition of Western Pioneer Insurance Company, a personal automobile insurer located in Pleasanton, California, the company has the ability to write insurance outside the state of Massachusetts.

     - Donegal Group Inc., headquartered in Marietta, Pennsylvania, is a regional insurance holding company offering property and casualty insurance in the states of Pennsylvania, Delaware, Maryland, Ohio and Virginia through its wholly-owned subsidiaries and through a pooling agreement with its affiliate, Donegal Mutual Insurance Company. The company is also licensed to conduct business in Indiana, North Carolina and New York. It offers full lines of personal and commercial products, including businessowners, commercial multi-peril, automobile, homeowners, boat owners, workers' compensation and other coverages. Donegal Group Inc. was formed in September 1986 by Donegal Mutual Insurance Company, which owns 59% of the outstanding common shares.

     - Erie Indemnity Company is a Pennsylvania business corporation that was formed in 1925 to be the attorney-in-fact for Erie Insurance Exchange, a Pennsylvania-domiciled reciprocal insurance exchange. The Erie Insurance Exchange underwrites a broad line of personal and commercial property and casualty insurance coverages, including automobile, homeowners, commercial multi-peril and workers' compensation. Erie Indemnity Company's principal business consists of managing the Erie Insurance Exchange, but it is also engaged in the property/casualty business through its wholly-owned subsidiaries. The company, together with the Exchange and its subsidiaries and affiliates, operates collectively under the name Erie Insurance Group. The company operates in eight states and the District of Columbia, although most of its business is written in Pennsylvania, Ohio, West Virginia, Maryland, and Virginia.

     - Harleysville Group Inc. is a regional insurance holding company headquartered in Harleysville, Pennsylvania which, through its subsidiaries, underwrites a broad line of commercial and personal property and casualty insurance coverages, including automobile, homeowners, commercial multi-peril, and workers' compensation. These coverages are marketed primarily in the eastern half of the United States. Regional offices are maintained in Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee and Virginia. Harleysville Group is approximately 56% owned by Harleysville Mutual Insurance Company.

     - Merchants Group, Inc., through its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc., markets tailored property and casualty insurance products to individuals and businesses in market segments with identifiable individual risk factors in the northeastern, mid-Atlantic, and midwestern United States. The company is licensed to underwrite most major lines of property and casualty insurance, including personal and commercial automobile, multi-peril, homeowners, and general liability, with the majority of its business written in New York, New Hampshire, and New Jersey.

     - Meridian Insurance Group, Inc. is a regional holding company that underwrites property and casualty insurance through its wholly-owned subsidiary, Meridian Security Insurance Company. Approximately 89% of the company's 1995 business was written by Meridian Mutual Insurance Company, an Indiana-domiciled mutual insurance company that currently owns 46.5% of the company's outstanding common stock. Meridian Mutual writes a broad line of property and casualty insurance, including personal and commercial automobile, homeowner, farmowners and commercial multi-peril, and worker's compensation. Business is written in the states of Illinois, Indiana, Kentucky, Michigan, Ohio, Tennessee, and Wisconsin. Meridian Security writes personal and farm lines policies primarily in the rural areas of Indiana, Kentucky, Ohio, Tennessee, and Wisconsin.

     - Penn-America Group, Inc., headquartered in Hatboro, Pennsylvania, is an insurance holding company which, through its wholly-owned subsidiary, Penn-America Insurance Company, writes commercial property, general liability and multi-peril insurance and personal automobile insurance on a surplus lines or nonstandard basis. The Company focuses on smaller, Main Street businesses in the surplus lines market, such as restaurants, taverns, retail businesses, contractors and similar classes, that may not have access to standard insurance, but drive the economies of rural and suburban areas. The company does not write unique or high risk policies. The company markets its products nationally in small cities and towns, but writes personal automobile coverage in only two states, Washington and California.

     - State Auto Financial Corporation is an insurance holding company located in Columbus, Ohio. The company and its subsidiaries are affiliated with State Automobile Mutual Insurance Company, which owns 67% of the company's common stock. The company, including its subsidiaries and affiliates, currently writes property and casualty insurance in twenty two midwestern and southern states. Principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance.

                      Financial Comparisons

     Exhibit H (Comparative Statutory Financial Data) summarizes certain key ratios for the comparable public company group used by the insurance industry for valuation purposes. Data utilized are for the 1994 and 1995 fiscal years. Ratios examined include the loss ratio, expense ratio, combined ratio, and a leverage ratio or net premiums written to policyholders' surplus.

     The loss ratio is the ratio of incurred losses and loss adjustment expenses to net premiums earned, or the amount paid out for claims for every dollar that is collected in premiums. The averages for the comparable group for 1995 and 1994 were 68.8% and 70.5%, respectively. OGGI's loss ratios for the same periods were 73.7% and 71.8%, 4.9 and 1.3 percentage points above (worse than) the group averages. This demonstrates that OGGI's underwriting experience has been worse than its peer group.

                      Statutory Loss Ratios

                                           1995      1994

            Old Guard Group, Inc.          73.7%     71.8%
            Comparable Group Average       68.8%     70.5%


     The expense ratio is the ratio of underwriting expenses to net premiums written. The Comparable Group averages for 1995 and 1994 were 31.9% and 31.6%, respectively. The expense ratios for OGGI were 34.2% and 34.5%, 2.3 and 2.9 percentage points higher than the Comparable Group, reflecting the fact that OGGI's expenses for its underwriting activities has historically exceeded those of its peers.

                    Statutory Expense Ratios

                                           1995      1994

            Old Guard Group, Inc.          34.2%     34.5%
            Comparable Group Average       31.9%     31.6%


     The combined ratio is a critical ratio for determining profitability. A ratio below 100% means that financial results from underwriting activities have been profitable for the year. In 1995 and 1994, the average combined ratios for the comparative group were 101.3% and 102.3%, respectively. These ratios were below the industry averages of 106.3% and 108.5%, respectively, as calculated by A.M. Best, indicating that the comparable group achieved better results than the property/casualty industry overall for the last two years. OGGI's combined ratios for 1995 and 1994 were 107.9% and 106.3%, indicating that the underwriting activities are less profitable than its Comparable Group.

                    Statutory Combined Ratios

                                           1995      1994

            Old Guard Group, Inc.          107.9%    106.3%
            Comparable Group Average       101.3%    102.3%
            Industry Average(a)            106.3%    108.5%

__________

(a)  Source:  May 2, 1996 Standard & Poor's Industry Surveys


     The final ratio examined in Exhibit H is the ratio of net premiums written to statutory capital and surplus (policyholders' surplus). This ratio determines the capacity available to write insurance premiums. The lower the number, the higher the unused capacity that is available. While the ratios for the industry were 1.12 and 1.30, respectively for 1995 and 1994, the average ratios for the Comparable Group were 1.81 and 1.78, respectively. The ratios for the Comparable Group are significantly higher due to the fact that the companies in the Comparable Group are smaller than many property/casualty insurers, and utilize greater operating leverage. The ratios for OGGI for 1995 and 1994 were
2.15 and 2.16, reflecting the fact that OGGI is even smaller than the companies in its Comparable Group, utilizes greater operating leverage and needs more capital. Without additional surplus, its capacity to increase premiums written via leveraging is somewhat less than its peers.

         Net Premiums Written to Policyholders' Surplus

                                           1995      1994

            Old Guard Group, Inc.          2.15x     2.16x
            Comparable Group Average       1.81      1.78
            Industry Average(a)            1.12      1.30

__________

(a)  Source:  May 2, 1996 Standard & Poor's Industry Survey


Comparison with Comparable Group

     In order to develop a better basis for arriving at a value for OGGI, the comparable companies were separated into two groups based on differences in their profitability. Profitability was determined by analyzing such measures as return on average common equity (22.56% median for higher profitability group vs. 10.93% median for lower profitability group), return on average capital (23.68% vs. 13.83%), return on average assets (6.64% vs. 3.16%), and pretax return on revenue (14.04% vs. 6.72%). As evidenced by the following table, in most cases, there is a significant and meaningful difference between the higher and lower profitability group medians.


                          Group Medians

                                                                                                    Total
                                                                            Price/                  Market
                            Return on                            Pretax     Book                   Capitali-
                            Average     Return on    Return on   Return     Value      Price/Last   zation/
                            Common      Average      Average      on         Per       12 Months   Operating
                            Equity      Capital      Assets     Revenue     Share         EPS       Income

Higher Profitability        22.56%      23.68%       6.64%      14.04%       1.63x      10.30x       8.50x

Lower Profitability         10.93%      13.83%       3.16%       6.72%        .87x         NM        8.28x

Lower Profitability as
  a Percent of Higher
  Profitability             48.45%      58.40%      47.59%      47.86%      53.37%         NM       97.41%

Lower Profitability as
  a Percent of Comparable
  Group                     68.43%      86.55%      66.35%      60.54%      70.73%         NM       98.69%
                            =====       =====       =====       =====       =====          ==       =====

     The lower profitability group, which includes Donegal Group, Harleysville Group, Meridian Insurance, Merchants Group, and American Indemnity, exhibited a median price to book value of
 .87, or approximately 70% of the comparable group's median price to book value per share of 1.23 for the quarter ended June 1996, based on closing stock prices on August 19, 1996. Therefore, it would appear that those companies which produce lower returns/ profitability exhibit lower price to book value per share ratios. OGGI is less profitable than the median of even the lower profitability group, implying that it should be valued below the median of lower profitability group.

                                  Comparison of Profitability

                               Return on
                               Average     Return on    Return on
                               Common      Average      Average
                               Equity      Capital      Assets

Old Guard Group, Inc.          (1.77%)     (3.29%)      (0.52%)

Comparable Group Median        15.98       18.54         4.76

Higher Profitability Median    22.56       23.68         6.07

Lower Profitability Median     10.93       13.83         3.16


     Other market ratios analyzed included total market capitalization (the current market capitalization [current market price times the number of shares outstanding] plus the book value of total debt and preferred stock) divided by (i) underwriting gains, (ii) cash flow from underwriting activities, and
(iii) operating income.

     The median value for total market capitalization to underwriting gains, defined as net premiums earned less total underwriting expenses, was 37.57x. However, five of the ten selected comparable companies experienced underwriting losses during the twelve months ended June 30, 1996. OGGI also suffered from an underwriting loss during the same twelve month period, therefore the multiples calculated may not be meaningful and the applications of such multiples would not result in a useful value.

     Cash flow from underwriting activities was calculated by adding depreciation and amortization to the underwriting gain or loss and then used as a comparison for total market capitalization. The resulting median value equaled 28.49x, meaning that total market capitalization exceeds underwriting cash flows by 28.49 for every dollar of cash generated. However, four of the ten selected comparable companies exhibited negative cash flows. OGGI's underwriting cash flows were also negative, therefore the multiples calculated may not be meaningful and the applications of such multiples would not result in a useful value.

     A more meaningful ratio to use for this market analysis is the ratio of total market capitalization to operating income (defined as total revenues, including investment income and gains, less total expenses, except for interest and taxes), as all but two of the companies experienced positive operating income. The median ratio for the comparable group was 8.39x, and the median ratio for the lower profitability group was 8.28x.

Application of Comparable Multiples

     Although we believe the group of companies selected for valuation purposes is reasonably comparable to OGGI, there are several important differences that must be considered in the determination of a final value. Such differences (discussed below) would meaningfully decrease OGGI's value below that arrived at in the comparable analysis discussed thus far in this Appraisal.

     Profitability of OGGI - As displayed in Exhibit I and discussed in the financial comparison section, OGGI is less profitable and suffers from higher underwriting expenses and losses than its comparable group. In addition, the Company experienced extremely tight cash flows in the first half of 1996, which resulted in the rescheduling of a principal payment on a surplus note due on April 20, 1996. Such cash flow deficiencies are not viewed favorably in a public market.

     Because of OGGI's unprofitable underwriting activity, it is more dependent on investment results to produce earnings. For example, in 1995, OGGI generated $5.5 million of net investment income and net investment gains while generating a $1.4 million loss before tax. Since approximately 79% of the book value of OGGI's investment portfolio is made up of fixed income products, OGGI's interest income and investment gains (and ultimately, net earnings) are heavily influenced by interest rate movements. Uncertainty in today's capital markets makes OGGI's valuation more variable than a company with stronger underwriting earnings. Additionally, continued poor performance could create concern with respect to the Company's A.M. Best rating. A downgrade, if one occurred, would be detrimental to the Company's business operations and its valuation.

     Because the Company's financial results and position do not compare favorably with its peers and because it matches investor's negative perceptions of the industry (refer to page 27), OGGI should be valued not as the comparable group taken as a whole but by focusing on multiples applied to the lower profitability group discussed in the "Market Comparison" section. Since the lower profitability group's median price to book value ratio was .87x, approximately 71% of the comparable group median (1.23x), a significant discount should be applied to OGGI.

     Geographic Concentration - Substantially all of the Company's premiums (94%) are written in Pennsylvania, with the balance in Maryland and Delaware. Therefore, profitability of OGGI is subject to the prevailing economic, regulatory, demographic, climatic and other conditions in primarily one state, including the harsh winters suffered by the Mid-Atlantic states over the last few years. Although the companies in the comparable group also focus their business on certain states, most enjoy greater diversity in their target market regions. A discount to the comparable peer group should be applied to the comparable company valuation due to OGGI's high geographic concentration.

     Size Disadvantage - OGGI's policyholders' surplus in 1995 was $40.9 million, substantially less than the comparable group median of $143 million. Even a $34 million offering will leave the Company at less than 50% of its peers. Net premiums written of $66.7 also indicate a much smaller company than the peer group (median of $127.4 million). Larger companies with greater resources frequently are able to be more competitive given their access to marketing and management talent, economies of scale, sophistication and greater diversification in underwriting. Additionally, greater size may offer increased investor protection in the event of extraordinary events and catastrophic losses.

     OGGI's Business Strategy Means Additional Risk - In order to increase revenues while mitigating weather and catastrophe-related risks and to diversify its product offerings, OGGI intends to modify its product mix and make acquisitions of other insurance companies. Currently, the Company is party to letters of intent to enter into affiliations with two companies. Changing a proven product mix and merging with other insurance companies present added risk for OGGI and its potential shareholders because success (in the completion of such moves or in the operations themselves) is not guaranteed. For example, in 1996, the Company attempted to acquire Lutheran Benevolent Insurance Exchange. After the Company's Directors declined to pursue the opportunity, it had incurred expenses as well as management time and effort; additionally, the recovery of a surplus advance in the amount of $250,000 has been written off. Since investors require higher returns with increased risk, the Company's valuation must be discounted from the comparable group to make up for this additional risk.

     No Prior Market for Common Stock - Because the Company currently is a mutual insurance company, there has been no public market for its common stock. As with any new issue, there can be no assurance that an active trading market will develop or be sustained or that there will be sufficient demand for the Common Stock. Also, since uncertainty exists regarding what the value of OGGI's stock will be once it starts trading publicly, investors will require a higher return on their initial investment. The more uncertainty that arises from an offering, the lower the initial public offering price should be to induce potential shareholders to purchase stock.

     First Mutual Conversion of an Insurance Company in Pennsylvania under Act 79 - OGGI will be the first insurance company to convert from a mutual company to a stock company under the new Pennsylvania legislation. Since no prior conversions have occurred in the Commonwealth of Pennsylvania under this legislation, no precedents exist to be used as examples for valuation purposes or to determine how this process will be received by the policyholders and the public. Policyholders may show little interest because they may not fully understand what they are purchasing due to the novel nature of the offering or because policyholders may not have a strong affinity with their property/casualty insurer. According to the Act, "the pro forma market value may be the value that is estimated to be necessary to attract full subscription for the shares as indicated by the independent evaluation." Given the numerous uncertainties associated with the first such conversion in Pennsylvania, a discount in excess of a standard new issue discount must be applied to induce potential shareholders to purchase shares and attract a full subscription.

     Upon consideration of the Comparable Group data as well as the important differences between OGGI and Comparable Group (discussed above and taken as a whole), an aggregate discount to the valuation multiples derived in the Comparable Public Company Analysis of 45% is warranted. The charts on the following pages summarize the valuation discounts and their effect on OGGI pro forma valuation.

     The appraisal range listed below includes the effect of the conversion of the American Re Surplus Note discussed in "Financial Review". The conversion of debt increases the equity account as well as the number of shares issued. Because the effect of these changes is to decrease the pro forma book value per share, the resulting price to book value ratio of the Offering is inflated slightly, requiring a modest initial discount to maintain the targeted price to book value estimate.

    Calculation of Multiples Applied to Old Guard Group, Inc.



                                          Price to Book Value(1)

          Comparable Group Multiple               1.23x

          Profitability - Initial                  .87x

          Discounts applied, including new
            issue, profitability, geographic
            concentration, business strategy
            risk, size disadvantage, first
            conversion under Act(2)                 45%

          Adjusted Multiple                        .48x

          Applicable Valuation Multiples:

                    -15%                           .41x
                  Midpoint                         .48x
                    +15%                           .55x

__________

(1) Price to earnings multiples were not used due to OGGI's currently depressed earnings as well as the historical variability of the Company's earnings.

(2) Discounts must be viewed in the aggregate and taken as a whole.


             Pro Forma Effect of Conversion Proceeds
                       As of June 30, 1996
      (Dollar Amounts in Thousands, except per Share Data)


                              Minimum        Midpoint       Maximum
Shares Offered                2,853,489      3,357,046      3,860,603
Price Per Share                  $10.00         $10.00         $10.00

Gross Proceeds                   28,535         33,570         38,606
Estimated Expenses(a)            (2,853)        (3,357)        (3,861)
                              ---------      ---------      ---------
Net Proceeds                     25,681         30,213         34,745


Net Income(b)                    (4,140)        (4,140)        (4,140)
Income on Proceeds(c)             1,156          1,360          1,564
Less: MRP Adjustment(d)            (148)          (175)          (201)
Less: ESOP Adjustment(e)           (556)          (654)          (752)
                              ---------      ---------      ---------
Pro Forma Net Income             (3,689)        (3,609)        (3,529)
Earnings Per Share               ($1.29)        ($1.08)        ($0.91)


Book Value                       37,041         37,041         37,041
Net Proceeds                     25,681         30,213         34,745
Less: MRP Adjustment(d)          (1,141)        (1,343)        (1,544)
Less: ESOP Adjustment(e)         (2,853)        (3,357)        (3,861)
                              ---------      ---------      ---------
Pro Forma Book Value             58,728         62,555         66,382
Book Value Per Share             $20.58         $18.63         $17.19

Pro Forma Ratios

Price/EPS                            nm(g)          nm(g)          nm(g)
Price/Book Value                   0.49           0.54           0.58
Price/EPS-Normalized(f)            9.57          10.97          12.29

__________

(a)  Expenses equal 10% of gross proceeds.

(b)  Net Income is for Latest Twelve Months' Period.

(c)  Income on proceeds assumes 4.5% earnings after tax.

(d)  MRP adjustment based on 4% of offering over 5 years.

(e) ESOP adjustment based on 8% pre-tax interest cost, seven year amortization and 10% of offering.

(f) EPS adjusted by management for severe weather in second half of 1995 and catastrophic losses in Winter 1996.

(g)  nm = not meaningful.

Valuation Conclusion

     In Berwind's opinion, at August 19, 1996 OGGI's estimated pro forma book value was $70.6 million implying an offering size of $33.570 million. Assuming shares of Common Stock will be offered at $10 per share, the Offering will range from a minimum of 2,853,489 shares to a maximum of 3,860,603 shares.